555 California Street 12th Floor San Francisco, CA 94104	415.875.2300 Fenwick.com

January 7, 2025

VIA EDGAR AND ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:  Jimmy McNamara

 Suzanne Hayes

 Sasha Parikh

 Kevin Vaughn

Re:     Maze Therapeutics, Inc.

 Amendment No. 5 to Draft Registration Statement on Form S-1

 Submitted December 6, 2024

 CIK No. 0001842295

Ladies and Gentlemen:

We are submitting this letter on behalf of Maze Therapeutics, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated December 13, 2024 (the “Letter”), regarding Amendment No. 5 to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001842295) confidentially submitted by the Company to the Commission on December 6, 2024 (the “Draft Registration Statement”). Concurrently, we are transmitting herewith and filing a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures. Capital terms used and not otherwise defined herein have the same meanings as specified in the Registration Statement.

U.S. Securities and Exchange Commission

January 7, 2025

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Clinical Pipeline, page 2

1.	We note that MZE829 has not yet initiated its Phase 2 trial. Please explain why the arrow in the pipeline table extends into the column for Phase 2.

In response to the Staff’s comment, the Company has revised pages 1, 3, 19, 20, 101, 114, 116, 119, 130, 131, 132, 135, 137, and 147 to clarify that the Company has initiated its Phase 2 trial for MZE829. The Company respectfully advises the Staff that the clinical sites for the Company’s Phase 2 clinical trial of MZE829 have been activated and are screening patients, and the Company believes that the applicable arrow in the pipeline table is appropriately placed.

Business

MZE829 Phase 1 results, page 129

2.	Please provide information in relation to the number 1 superscript in Figure 11, or remove.

In response to the Staff’s comment, the Company has revised Figure 11 on page 129 of the Registration Statement.

* * * * * * *

Should the Staff have additional questions or comments regarding the forgoing, please do not hesitate to contact me at (206) 389-4553, or in my absence, Ryan Mitteness at (206) 389-4533 or Effie Toshav at (206) 389-4576.

Sincerely,

/s/ Amanda Rose, Esq.
Amanda Rose
Partner

FENWICK & WEST LLP

cc:

U.S. Securities and Exchange Commission

January 7, 2025

Jason Coloma, Chief Executive Officer

Courtney Phillips, General Counsel

Maze Therapeutics, Inc.

Effie Toshav, Esq.

Ryan Mitteness, Esq.

Chelsea Anderson, Esq.

Fenwick & West LLP

Alan F. Denenberg, Esq.

Emily Roberts, Esq.

Elsie Cheang, Esq.

Davis Polk & Wardwell LLP